

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Natasha R. Luddington
Chief Legal Officer and Corporate Secretary
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, PA 17604

   Re: Fulton Financial Corporation
     Registration Statement on Form S-4
     Filed April 21, 2022
     File No. 333-264399

Dear Ms. Luddington:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Gessert at 202-551-2326 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance